CHINA INFORMATION TECHNOLOGY, INC.
21st Floor, Everbright Bank Building
Zhuzilin, Futian District
Shenzhen, Guangdong, 518040
People’s Republic of China
Tel: (+86) 755 8370 8333

November 2, 2011

By EDGAR Transmission
Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	China Information Technology, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 8, 2011
Forms 10-Q for Quarterly Periods Ended March 31, 2011 and June 30, 2011
Filed May 10, 2011 and August 9, 2011
File No. 001-34076

Dear Mr. Gilmore:

Per our call with the staff of the Securities and Exchange Commission on November 1, 2011, we hereby give notice that the responses of China Information Technology, Inc. (the “Company”) to the comments of the Staff set forth in the Staff’s letter, dated October 20, 2011, providing the Staff’s comments with respect to the above-referenced annual report on Form 10-K for the fiscal year ended December 31, 2010, quarterly report on Form 10-Q for the quarterly period ended March 31, 2011, and quarterly report on Form 10-Q for the quarterly period ended June 30, 2011, are expected to be submitted by November 10, 2011.

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Division of Corporation Finance
November 2, 2011

If you would like to discuss the above-referenced matter or any other matters, please contact the undersigned at (86) 75583708333 or Woon-Wah Siu, Esq. at (86) 21-6137-7924 or Louis A. Bevilacqua, Esq. at (202) 663-8158, of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel.

Sincerely,

CHINA INFORMATION TECHNOLOGY, INC.

By: /s/ Jiang Huai Lin
Jiang Huai Lin
President and Chief Executive Officer